As filed with the Securities and Exchange Commission on February 2, 2017

Registration No. 333-208780

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

REGISTRATION STATEMENT UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Ma. Theresa B. Dizon-De Vega

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Jeffrey Cohen, Esq. Patrick J. Sheil, Esq. Linklaters 10th Floor, Alexandra House 18 Chater Road Hong Kong SAR	Shuang Zhao, Esq. Robert K. Williams, Esq. c/o Cleary Gottlieb Steen & Hamilton LLP 37th Floor, Hysan Place 500 Hennessy Road Hong Kong SAR

Approximate date of commencement of proposed sale to the public:

From time to time after the Registration Statement becomes effective.

EXPLANATORY NOTE

The Registrant has prepared this Post-Effective Amendment No. 2 to the Registration Statement on Schedule B (File No. 333-208780), declared effective by the Securities and Exchange Commission on February 12, 2016, solely to add exhibits to the Registration Statement in accordance with Rule 462(d) under the Securities Act of 1933, and accordingly, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission.

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Contents

This Post-Effective Amendment No. 2 to the Registration Statement No. 333-208780 consists of:

1	Facing sheet.

2	The following exhibits:

	A.	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.70% Global Bonds due 2042.

	B.	Opinion of Linklaters, U.S. counsel to the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.70% Global Bonds due 2042.

	C.	Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (A)).

	D.	Consent of Linklaters (included in Exhibit (B)).

	E.	Consent of Roberto B. Tan, National Treasurer, Republic of the Philippines (included on signature page).

Signature of the Republic of the Philippines

Pursuant to the requirements of the Securities Act of 1933, the Republic of the Philippines has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Manila, Republic of the Philippines on the 2nd day of February, 2017.

REPUBLIC OF THE PHILIPPINES

By	/S/ ROBERTO B. TAN
Roberto B. Tan[1]
Treasurer of the Philippines

Note:

(1)	Consent is hereby given to use of his name in connection with the information specified in this Post-Effective Amendment No. 2 to the Registration Statement to have been supplied by him and stated on his authority.

Signature of Authorized Representative of the Republic of the Philippines

Pursuant to the Securities Act of 1933, the undersigned, a duly authorized representative of the Republic of the Philippines in the United States, has signed this Post-Effective Amendment No. 2 to the Registration Statement in The City of New York, New York on the 2nd day of February, 2017.

REPUBLIC OF THE PHILIPPINES

By	/s/ MA. THERESA B. DIZON-DE VEGA
Ma. Theresa B. Dizon-De Vega
Consul General

Exhibit Index

Exhibit	Description

A.	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.70% Global Bonds due 2042.

B.	Opinion of Linklaters, U.S. counsel to the Republic of the Philippines, relating to the U.S.$2,000,000,000 3.70% Global Bonds due 2042.

C.	Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (A)).

D.	Consent of Linklaters (included in Exhibit (B)).

E.	Consent of Roberto B. Tan, National Treasurer, Republic of the Philippines (included on signature page).

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